Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
REVISED NOTICE OF ANNUAL GENERAL MEETING
REVISED NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Tuesday, 22 June 2010, in the conference room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following matters:
ORDINARY RESOLUTIONS
1	THAT the work report of the board of directors of the Company (the “Board”) for 2009 be and is hereby reviewed and approved;

2	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2009 be and is hereby reviewed and approved;

3	THAT the audited financial statements of the Company for 2009 be and is hereby reviewed and approved;

4	THAT the proposed profits distribution of the Company for 2009 be and is hereby reviewed and approved;

5	THAT the financial budget of the Company for 2010 be and is hereby reviewed and approved;

6	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2010 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

7	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2010 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

8	THAT the removal of Mr. Cao Jianguo as director of the fifth session of the Board be and is hereby reviewed and approved;

9	THAT the removal of Mr. He Yuhua as director of the fifth session of the Board be and is hereby reviewed and approved;

10	THAT two non-independent directors of fifth session of the Board be and are hereby elected through cumulative voting:
10.1	To elect Mr. Xu Xiaoming as the non-independent director of the fifth session of the Board;

10.2	To elect Mr. Guo Zhuxue as the non-independent director of the fifth session of the Board;
11	THAT the removal of Mr. Yao Muming as supervisor of the fifth session of the Supervisory Committee be and is hereby reviewed and approved; and

12	THAT the appointment of Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee be and is hereby reviewed and approved.
Notes:
(1)	In accordance with the Articles of Association of the Company, Guangzhou Railway (Group) Company, a shareholder interested in 37.12% of the shares of the Company, has sent written notices to the Company notifying that it intended to remove Mr. Cao Jianguo and Mr. He Yuhua as directors of the fifth session of the Board and Mr. Yao Muming as supervisor of the fifth session of Supervisory Committee due to changes in their management function, and to appoint Mr. Xu Xiaoming and Mr. Guo Zhuxue as directors of the fifth session of the Board and Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee. For biography of Mr. Xu Ling, please refer to the circular of the Company dated 29 April 2010. For biographies of Mr. Xu Xiaoming and Mr. Guo Zhuxue, please refer to the supplemental circular of the Company dated 18 May 2010. According to the Rules for Implementation of Cumulative Voting of the Company, resolutions 10.1 and 10.2 are required to be polled by cumulative voting. Upon election of non-independent directors, the number of votes held by a shareholder shall be calculated by multiplying the number of shares held by such shareholder by the total number of candidates for non-independent directors (i.e. two candidates). If the total number of votes exercised by such shareholder is less than or equal to the number of votes he/she legally entitled, such vote shall be valid and any unexercised vote shall be deemed as “abstention”. If the total number of votes exercised by such shareholder exceeds the number of votes he/she legally entitled, such vote shall be invalid and deemed as abstention.

(2)	Holders of the H shares of the Company are advised that the registers of members of the Company’s H shares will be closed from Friday, 21 May 2010 to Tuesday, 22 June 2010 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, Wan Chai, Hong Kong, for registration by 4:00 p.m. on Thursday, 20 May 2010.

Shareholders of the Company whose names appear on the registers of members of the Company on Thursday, 20 May 2010, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	A new form of proxy (“Second Proxy Form”) in respect of the AGM is enclosed. The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the Second Proxy Form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the Second Proxy Form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be) (the “Closing Time”).

(5)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before Wednesday, 2 June 2010.

(6)	In respect of Resolution 10, set out below is the view of the independent non-executive directors of the Company on the proposed appointment of Mr. Xu Xiaoming and Mr. Guo Zhuxue as non-independent directors to the fifth session of the Board under the relevant requirements of the PRC Company Law and other applicable laws and regulations including, the “Guidance on the Establishment of Independent Directorship in Listed Companies”, the “Governance Standards for Listed Companies”, and the Articles of Association of the Company: “After a review of the biographies of the proposed directors, we are of the view that the proposed directors possess the relevant professional know-how and capacity in decision making, organization and execution, which are required for the performance of the directorship and that his qualification satisfies the relevant requirements under the Company Law and the Articles of Association of the Company. We are unaware of any circumstance which may disqualify such proposed directorships under the Company Law, or any prohibition from entering the securities market which was identified by the CSRC and is continuing. The proposed directorships are recommended to the general meeting. Independent Directors: Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.”

(7)	A shareholder who has not yet lodged the form of proxy sent together with the circular dated 29 April 2010 (“First Proxy Form”) with the registers of members of the Company is requested to lodge the Second Proxy Form if he/she wishes to appoint proxy/proxies to attend the AGM on his/ her behalf. In this case, the First Proxy Form should not be lodged with the registers of members of the Company.

(8)	IMPORTANT: A SHAREHOLDER WHO HAS ALREADY LODGED FIRST PROXY FORM WITH THE REGISTERS OF MEMBERS OF THE COMPANY SHOULD NOTE THAT:
(i)	If no Second Proxy Form is lodged with the registers of members of the Company, the First Proxy Form will be treated as a valid proxy form lodged by him /her if correctly completed.

The proxy/proxies so appointed by the shareholder will be entitled to vote at his/ her discretion or to abstain from voting on any resolution properly put to the AGM other than those referred to in the notice convening the AGM dated 29 April 2010 and the First Proxy Form including, the resolutions for removal and election of additional candidates set out in this supplemental circular as directors.

(ii)	If the Second Proxy Form is lodged with the registers of members of the Company before the Closing Time, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the registers of members of the Company after the Closing Time, the Second Proxy Form will be invalid. However, it will revoke the First Proxy Form previously lodged by the shareholder, and any vote that may be cast by the purported proxy/proxies (whether appointed under the First Proxy Form or the Second Proxy Form) will not be counted in any poll which will be taken on a proposed resolution. Accordingly, shareholders are advised not to lodge the Second Proxy Form after the Closing Time. If such shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves.
(9)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Off ice of the Company:

No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Telephone: 86 -755-25587920 or 25588146 Facsimile: 86-755-25591480

(10)	As at the date hereof, the board of directors of the Company comprises 3 executive directors, namely He Yuhua, Shen Yi and Luo Qing; 3 non-executive directors, namely Cao Jianguo, Li Liang and Yu Zhiming; and 3 independent non-executive directors, namely Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.

By Order of the Board Guo Xiangdong Company Secretary
Shenzhen, the PRC
18 May 2010